EXHIBIT 99.1

Northern Dynasty: Josie Hickel Joins Board of Directors

December 16, 2024 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company")advises that Josie Hickel has become a member of Northern Dynasty’s Board of Directors and has joined the Compensation and Sustainability Committees.

For more than 25 years, Josie has held executive leadership positions in several commercial enterprises, community organizations and non-profit organizations in Alaska as well as the Chugach Regional Native Corporation, including the role of President. She also brings considerable experience with the Pebble Project, having been Senior Vice President, HR and Administration of the Pebble Limited Partnership from 2008-2014. Currently, Josie is the Owner, CEO and President of Sustainable Alaska Consulting Services – an Alaska Native woman-owned small business – providing consulting services related to development opportunities that benefit small communities and Alaska Native people throughout Alaska.

“I am delighted that Josie is joining the team,” said Bob Dickinson, Chairman of Northern Dynasty. “The important Alaskan perspective that she brings, combined with her executive leadership experience in the resource sector and within the Chugach Region of Alaska as defined by the Alaska Native Claims Settlement Act (ANCSA), makes her an ideal addition to the Board.”

“I understand and value the opportunity that the Pebble Project represents for the people of Alaska, as well as the challenges the project faces. We have a growing demand for producing critical minerals in the United States to support our national security. I look forward to bringing my experience and perspective to the team as we move the project forward for the benefit of all Alaskans and for our country,” said Josie Hickel, Director of Northern Dynasty.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project can be found in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies and such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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